SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 8-B



                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                CVS CORPORATION
                      (Successor to Melville Corporation)


            (Exact name of registrant as specified in its charter)


       Delaware                             Applied For
      (State of                           (I.R.S. Employer
   incorporation or                    Identification Number)
    organization)

One CVS Drive, Woonsocket, Rhode Island                           02895

(Address of principal executive offices)                    (Zip Code)


          Securities registered pursuant to Section 12(b) of the Act:

Title of each Class                       Name of each exchange on which
to be so Registered                       each class is to be registered
Common Stock of                           New York Stock Exchange, Inc.
CVS Corporation,
par value $.01 per share


          Securities registered pursuant to Section 12(g) of the Act:
                                     None





Item 1.       General Information.

         (a) CVS Corporation ("CVS" or the "Registrant") was organized as a corporation on August 22, 1996 under the laws of the State of Delaware.

         (b)   The Registrant's fiscal year ends on December 31 of each year.

Item 2.        Transaction of Succession.

         (a) Melville Corporation, a New York corporation ("Melville"), which will be the predecessor of the Registrant at the time of the succession, has securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended ("the Exchange Act").

         (b) This Registration Statement is filed in connection with the proposal (the "Proposal") to reincorporate Melville in Delaware and, in connection therewith, to effect certain charter and bylaw amendments, all as described under "III. Proposal: To Change the State of Incorporation From New York to Delaware and to Effect Certain Charter Amendments" in the Proxy Statement dated October 7, 1996 (the "Proxy Statement") mailed to Melville shareholders in connection with the Proposal, which is attached hereto as
Exhibit 2.1 and incorporated by reference herein and made a part hereof. The Proposal entails (i) the reincorporation to Delaware from New York through the merger structure described below resulting in (x) Melville shareholders owning shares of a new Delaware holding company named "CVS Corporation" and (y) Melville thereby becoming a wholly owned subsidiary of CVS, and (ii) in connection therewith, effecting the amendments to the holding company's certificate of incorporation and bylaws described below, all as more fully described in the Proxy Statement.

               The proposed reincorporation from New York to Delaware will be effected by a triangular merger structure pursuant to which Melville will become a wholly owned subsidiary of CVS. Under the proposed merger structure, CVS New York, Inc. ("Merger Subsidiary"), a wholly-owned New York subsidiary of CVS organized for such purpose shall be merged with and into Melville (the "Merger"). Melville will be the surviving corporation (the "Surviving Corporation") in the Merger and will be renamed "CVS New York, Inc." Pursuant to the Merger, at the Effective Time (as defined below) and as further described below, each shareholder of Melville will receive an equal number of shares of CVS in exchange for each share of capital stock of Melville held by such shareholder immediately prior to the Effective Time.

               The Merger will be effected pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 30,1996, by and among Melville, CVS and Merger Subsidiary (which is attached as Appendix A to the Proxy Statement and is incorporated by reference herein). The Merger will become effective at such time, after the Merger Agreement has been duly authorized and adopted by the requisite approval of shareholders of Melville, as the certificate of merger is duly filed with the Secretary of State of the State of New York or at such later time as is specified in the certificate of
merger (the "Effective Time").   From and after the Effective Time, the
Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Melville and Merger Subsidiary, all as provided under New York law.

               Pursuant to the Merger, subject to the exercise and perfection of dissenting shareholders' appraisal rights as described in the Proxy Statement, at the Effective Time: (i) each share of common stock, par value $1.00 per share ("Melville Common Stock"), of Melville issued and outstanding (or share credit with respect thereto), or held in the treasury of Melville, shall be converted (without the surrender of stock certificates or any other action) into one fully paid and nonassessable share of common stock, par value $.01 per share (the "CVS Common Stock"), of CVS, issued and outstanding (or share credit with respect thereto) or held in the treasury of CVS, as the case may be (with the same rights, powers and privileges as the shares or share credits so converted); (ii) each share of Series One ESOP Convertible Preference Stock, par value $1.00 per share ("Melville ESOP Preference Stock"), of Melville issued and outstanding shall be converted (without the surrender of stock certificates or any other action) into one fully paid and nonassessable share of Series One ESOP Convertible Preference Stock, par value $1.00 per share (the "CVS ESOP Preference Stock"), of CVS issued and outstanding (with the same rights, powers and privileges as the shares so converted); (iii) each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (iv) each option (a "Melville Option") to purchase or acquire shares of Melville Common Stock which has been granted pursuant to any employee or director stock option or compensation plan or arrangement of Melville shall be, without any action on the part of the optionee, converted into an option to purchase or acquire the same number of shares of CVS Common Stock on the same terms and with the same exercise price as were applicable with respect to such Melville Option immediately prior to the Effective Time. Following the Effective Time, all Melville employee and director stock-based benefits or compensation plans and arrangements will be transferred to CVS, and all other Melville benefits and compensation plans and arrangements will be maintained by the Surviving Corporation or transferred to CVS.

               At the Effective Time, the amended and restated certificate of incorporation (the "CVS Charter") and bylaws ("CVS Bylaws") of CVS will be in effect and will govern the rights of stockholders in the event the Proposal is approved. The CVS Charter is substantially similar to Melville's certificate of incorporation. Except for provisions relating to change in name, corporate purpose, indemnification and limitation of liability of directors and officers, the ability to call special meetings of stockholders, and amending the bylaws, the differences between the two are primarily the result of the differences between the New York Business Corporation Law and the Delaware General Corporation Law ("Delaware GCL"). The bylaws of CVS and Melville are substantially similar except that the bylaws of CVS reflect the Delaware GCL and the provisions of the CVS Charter. A description of the material differences between the CVS Charter and CVS Bylaws and Melville certificate of incorporation and Melville bylaws is set forth in the Proxy Statement under "Material Changes in the CVS Charter and Bylaws From the Melville Charter and Bylaws." The text of the CVS Charter and CVS Bylaws are attached as Appendices B and C, respectively, to the Proxy Statement and are incorporated by reference herein and made a part hereof.

               From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Melville at the Effective Time shall be the directors of CVS, and
(ii) the officers of Melville at the Effective Time shall be the officers of CVS.

               The Proposal will be submitted to the shareholders of Melville at its Special Meeting of Shareholders which is scheduled for November 19, 1996, and the Merger is expected to become effective as soon as practicable thereafter. For a complete description of the Proposal and other relevant information, reference is made to the Proxy Statement. The foregoing discussion under Item 2 is qualified in its entirety by reference to the Proxy Statement.

Item 3.        Securities to be Registered.

               The securities being registered hereunder are the Common Stock, par value $.01 per share, of CVS.


               Immediately prior to the Effective Time, the designation and number of authorized shares of CVS under the CVS Charter will be 350,120,619 shares of capital stock of which (i) 300,000,000 shares are CVS Common Stock,
(ii) 120,619 shares are Cumulative Preferred Stock, $.01 par value per share ("CVS Cumulative Preferred Stock"), and (iii) 50,000,000 are Preference Stock, $1 par value per share ("CVS Preference Stock") (CVS Cumulative Preferred Stock and CVS Preference Stock being referred to herein collectively as
"Preferred Stock").   At the Effective Time, (1) CVS will have outstanding the
same number of shares of CVS Common Stock and shares of CVS ESOP Preference Stock as there were outstanding shares of Melville Common Stock and shares of Melville ESOP Preference Stock immediately prior to such time, and (2) no shares of CVS Cumulative Preferred Stock will be issued or outstanding. In addition, at the Effective Time, CVS will hold in its treasury the same number of shares of CVS Common Stock as there were shares of Melville Common Stock held in the treasury of Melville.

Item 4.        Description of Registrant's Securities to be Registered.

            At the Effective Time, the authorized capital stock of the Registrant will consist of 300,000,000 shares of CVS Common Stock, 120,619 shares of CVS Cumulative Preferred Stock and 50,000,000 shares of CVS Preference Stock.

            The following is a summary of certain provisions of the CVS Charter and CVS Bylaws which are attached as Appendix B and Appendix C to the Proxy Statement, and incorporated herein by reference, and the following summary is qualified in its entirety by reference to such documents.

CVS Common Stock

               Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of CVS Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors of CVS (the "CVS Board") out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Registrant's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of CVS Common Stock is entitled to one vote for each share of CVS Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors. In addition, holders of CVS ESOP Preference Stock are entitled to vote on all matters submitted to a vote of holders of CVS Common Stock, voting together with the CVS Common Stock as a single class. Each share of CVS ESOP Preference Stock is entitled to the number of votes equal to the number of shares of CVS Common Stock into which such share of CVS ESOP Preference Stock could be converted on the record date for the applicable meeting, which is approximately 1.16 (after giving effect to the distribution by Melville to its shareholders on October 12, 1996 of all shares of Footstar, Inc. held by Melville). Holders of CVS Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to CVS Common Stock. Assuming that the Proposal is approved by the requisite vote of Melville shareholders and that no dissenting stockholder appraisal rights are exercised in connection with the Merger, based on the number of shares of Melville Common Stock and Melville ESOP Preference Stock outstanding on August 30, 1996 and the conversion of each share of Melville capital stock into one corresponding share of CVS capital stock in the Merger, it is anticipated that there will be approximately 106 million shares of CVS Common Stock and approximately 5.8 million shares of CVS ESOP Preference Stock issued and outstanding immediately after the Effective Time.

               The shares of CVS Common Stock issued in the Merger will be duly authorized, validly issued, fully paid and nonassessable.

Certain Statutory and Charter Provisions

               Certain provisions of the CVS Charter and CVS Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. The following is a summary of certain of these provisions. The CVS Charter and CVS Bylaws are attached as Appendices to the Proxy Statement, and the following summary is qualified in its entirety by reference to such documents.

            Stockholder Action by Written Consent; Special Meetings

                 The CVS Charter provides that any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting upon the written consent of all stockholders entitled to vote thereon. The CVS Charter also provides that special meetings of the Registrant's stockholders may only be called by the CVS Board, the Chairman of the CVS Board or the President and may not be called by any other person
            (subject to the rights of a class or series of Preferred Stock to call special meetings of such class or series). These provisions may make it more difficult for stockholders to take action opposed by the Board.

            Preferred Stock

                 Under the CVS Charter, the CVS Board will have the authority, without further stockholder approval but subject to certain limitations set forth in the CVS Charter, to create one or more series of Preferred Stock, to issue shares of Preferred Stock in such series up to the maximum number of shares of the relevant class of Preferred Stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidating preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the CVS Board could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of CVS Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of CVS by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Registrant's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of CVS without any further action by the stockholders of CVS.

            Certain Provisions Relating to Business Combinations

                 Article Fifth of the CVS Charter ("Article Fifth") provides that any "Business Combination" with a "Related Person" requires, in addition to any vote required by law, the affirmative approval of at least 66 2/3% of the outstanding shares of Voting Stock (as defined in Article Fifth), voting together as a single class, held by stockholders other than a Related Person, unless, among other things, (i) the Continuing Directors (as defined in Article Fifth), by at least 66 2/3% vote of such Continuing Directors, have expressly approved such Business Combination either in advance of or subsequent to such Related Person's having become a Related Person or (ii) certain fair price criteria and disclosure obligations are satisfied. The term "Related Person" is defined to mean (a) any Person (other than CVS or any wholly owned subsidiary) that, alone or together with any Affiliates and Associates, is or becomes the Beneficial Owner of an aggregate of 10% or more of the outstanding Voting Stock, and (b) any Affiliate or Associate of any such Person, provided, however, that the term "Related Person" shall not include (x) a Person whose acquisition of such aggregate percentage of Voting Stock was approved in advance by at least 66 2/3% of the Continuing Directors or (y) any pension, profit sharing, employee stock ownership or other employee benefit plan of CVS or any subsidiary, all of the capital stock of or equity interest in which subsidiary is owned by CVS and one or more subsidiaries or CVS, or any trustee or fiduciary when acting in such capacity with respect to any such plan. The term "Business Combination" is defined to mean (a) any merger or consolidation of CVS or a subsidiary with or into a Related
            Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation by way of a mortgage or any other security device, of any Substantial Amount (as defined in Article Fifth) of the assets of CVS, one or more subsidiaries or CVS and one or more subsidiaries to a Related Person, (c) the adoption of any plan or proposal for the liquidation or dissolution of CVS proposed by or on behalf of any Related Person,
            (d) any sale, lease, exchange, transfer or other disposition, including without limitation by way of a mortgage or any other security device, of any substantial amount of the assets of a Related Person to CVS, one or more subsidiaries, or CVS and one or more subsidiaries, (e) the issuance of any securities of CVS, one or more subsidiaries or CVS and one or more subsidiaries to a Related Person or to a Person that giving effect thereto, would be a Related Person other than the issuance on a pro rata basis to all holders of stock of the same class pursuant to a stock split or stock dividend, (f) any reclassification of securities, recapitalization of CVS, or any merger or consolidation of CVS with or into one or more subsidiaries or any other transaction that would have the effect, directly or indirectly, of increasing the voting power or other equity interest of a Related Person in CVS, (g) any loan, advance, guaranty, pledge or other financial assistance by CVS, one or more subsidiaries or CVS and one or more subsidiaries to or for the benefit, directly or indirectly (except proportionately as a stockholder), of a Related Person, (h) any agreement, contract or other arrangement providing for any Business Combination and (i) any series of transactions that a majority of Continuing Directors determines are related and that, taken together, would constitute a Business Combination.

            Delaware Takeover Statute

                 The Registrant is subject to Section 203 of the Delaware GCL
            ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or (iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A
            "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) 12 months have passed after the corporation, by action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203. CVS has not elected out of
            Section 203 and, therefore, the restrictions imposed by Section
            203 will apply to CVS.

Item 5.  Financial Statements and Exhibits.

            (a)    Financial Statements

            No financial statements are being filed with this Registration Statement because the consolidated capital structure and balance sheet of the Registrant immediately after the consummation of the Merger will be substantially the same as the capital structure and balance sheet of Melville, the predecessor, immediately prior thereto.

            (b)    Exhibits.

   Exhibit No.     Description
----------------   ------------------------------------------------------------

            2.1    The Melville Corporation Proxy Statement dated October
                   7, 1996 for the Special Meeting of Shareholders scheduled for November 19, 1996 (the "Proxy Statement"), which is incorporated herein by reference to Melville's definitive Proxy Statement on Schedule 14A dated October 7, 1996.

            2.2 Agreement and Plan of Merger dated as of August 30, 1996 by and among Melville, Merger Subsidiary and CVS is attached as Appendix A to the Proxy Statement.

            3.1 Restated Certificate of Incorporation of Melville, as amended as of April 18, 1990 (incorporated by reference to Exhibit 3 filed with Melville's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1990).

            3.2    Form of Amended and Restated Certificate of
                   Incorporation of the Registrant (the "CVS Charter") to be filed with the Secretary of State of the State of Delaware prior to the Effective Time (incorporated by reference to Appendix B to the Proxy Statement).

            3.3 By-Laws of Melville, as amended through March 8, 1995 (incorporated by reference to Exhibit 3(b) filed with Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1994). A further amendment to the Melville bylaws was adopted on October 9, 1996 and is filed herewith.

            3.4 Form of Bylaws of the Registrant (the "CVS Bylaws") to be adopted by the Board of Directors of the Registrant prior to the Effective Time (incorporated by reference to Appendix C to the Proxy Statement).

            4 Pursuant to Regulation S-K, Item 601(b)(4)(iii)(A), no instrument which defines the rights of holders of long-term debt of the Registrant and its subsidiaries is filed herewith. The Registrant hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

            4.1    Specimen Common Stock Certificate.

            4.2    Form of Amended and Restated Certificate of
                   Incorporation of the Registrant (see Exhibit 3.2 hereto).

            4.3    Form of Bylaws of the Registrant (see Exhibit 3.4 hereto).

         10(i)(1) Stock Purchase Agreement dated as of October 14, 1995 between The TJX Companies, Inc. and Melville, as amended November 17, 1995 (incorporated by reference to Exhibits 2.1 and 2.2 to Melville's Current Report on Form 8-K dated December 4, 1995).

         10(i)(2) Stock Purchase Agreement dated as of March 25, 1996 between Melville and Consolidated Stores Corporation, as amended May 3, 1996 (incorporated by reference to Exhibits 2.1 and 2.2 to Melville's Current Report on Form 8-K dated May 5, 1996).

         10(i)(3) Distribution Agreement dated as of September 24, 1996 among Melville, Footstar, Inc. and Footstar Center, Inc. (incorporated by reference to Exhibit 99.1 to Melville's Current Report on Form 8-K dated October 28, 1996).

         10(i)(4) Tax Disaffiliation Agreement dated as of September 24, 1996 among Melville, Footstar, Inc. and certain subsidiaries named therein (incorporated by reference to Exhibit 99.2 to Melville's Current Report on Form 8-K dated October 28, 1996).

    10(iii)(A)(i)  1973 Stock Option Plan (incorporated by reference to
                   Exhibit (10) (iii)(A)(i) to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

            (ii) 1987 Stock Option Plan (incorporated by reference to Exhibit (10)(iii)(A)(iii) to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

           (iii) 1989 Directors Stock Option Plan (incorporated by reference to Exhibit B to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1988).

            (iv) Melville Corporation Omnibus Stock Incentive Plan. (incorporated by reference to Exhibit B to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1989 and Exhibit A to Melville's definitive Proxy Statement dated March 7, 1995).

             (v)   Profit Incentive Plan of Melville Corporation
                   (incorporated by reference to Exhibit A to Melville's definitive Proxy Statement dated March 14, 1994).

            (vi)   Supplemental Retirement Plan for Select Senior
                   Management of Melville Corporation I as amended through July 1995 (incorporated by reference to Exhibit 10(iii)(A)(vii) to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

           (vii)   Supplemental Retirement Plan for Select Senior
                   Management of Melville Corporation II as amended through July 1995 (incorporated by reference to Exhibit 10(iii)(A)(viii) to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

          (viii) Income Continuation Policy for Select Senior Executives of Melville Corporation as amended through May 12, 1988 (incorporated by reference to Exhibit 10 (viii) to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).

            (ix)   Melville Corporation 1996 Directors Stock Plan
                   (incorporated by reference to Exhibit A to Melville's definitive Proxy Statement dated March 7, 1996).

             (x) Employment Agreement between Jerald S. Politzer and the Registrant (incorporated by reference to Exhibit 10
                   (iii)(A)(xii) to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

           11 Statement re: Computation of Net Earnings Per Share (incorporated by reference to Exhibit 11 to Melville's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1996 and Exhibit 11 to Melville's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, respectively).

           21      Subsidiaries of the Registrant

           27.1    Financial Data Schedule (incorporated by reference to
                   Exhibit 27 to Melville's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996).

           27.2 Restated Financial Data Schedule - March 30, 1996 (incorporated by reference to Exhibit 27.1 to Melville's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1996).

           27.3 Restated Financial Data Schedule - December 31, 1995 (incorporated by reference to Exhibit 27.2 to Melville's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1996).

           27.4 Restated Financial Data Schedule - September 30, 1995 (incorporated by reference to Exhibit 27.3 to Melville's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996).

           27.5 Restated Financial Data Schedule - July 1, 1995 (incorporated by reference to Exhibit 27.4 to Melville's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996).

           27.6 Restated Financial Data Schedule - April 1, 1995 (incorporated by reference to Exhibit 27.5 to Melville's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996).

           27.7 Restated Financial Data Schedule - December 31, 1994 (incorporated by reference to Exhibit 27.6 to Melville's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996).

           27.8 Restated Financial Data Schedule - October 1, 1994 (incorporated by reference to Exhibit 27.7 to Melville's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996).




                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                           CVS CORPORATION



                           By: /s/ Stanley P. Goldstein
                               ------------------------------
                           Name:  Stanley P. Goldstein
                           Title: Chairman of the Board
                                  and Chief Executive Officer


Dated: November 4, 1996